May 5, 2005 Bruce E. Morley Law Corporation 5449 West Vista Court West Vancouver, B.C. V7W 3G8 Attention: Bruce E. Morley

Dear Bruce,

Re: Legal Services Agreement dated March 1, 2002, as amended (the “Consulting
Agreement”) between Clearly Canadian Beverage Corporation (the “Company”)
and Bruce E. Morley Law Corporation (“LawCorp”)

The Company has entered into a Preferred Share Purchase Agreement dated March 28, 2005 (the “Agreement”) with BG Capital Group Ltd. (“BG Capital”). In connection with the Agreement and the transactions completed therein, the Company and LawCorp have agreed to make certain amendments to the Consulting Agreement.

Any capitalized terms used in this letter (the “Letter Agreement”), and not otherwise defined herein, shall have the meanings assigned to such terms in the Agreement and/or the Consulting Agreement, as the context so requires, and this Letter Agreement shall be read and construed along with the Consulting Agreement and the Consulting Agreement shall, along with all the terms, covenants and conditions thereof, be and continue to be of full force and effect, save as hereby amended.

In accordance with the terms of the Consulting Agreement, the Retainer Fee, as defined therein, is presently $211,200 Cdn per annum, payable in semi-monthly payments of $8,800 Cdn (plus applicable taxes to be collected by LawCorp). In keeping with the Agreement between the Company and BG Capital, LawCorp hereby agrees to amend the Consulting Agreement as follows:

1.	As of the Closing following the Shareholder Approval, as referred to in the Agreement, LawCorp agrees to reduce its Retainer Fee by 20% for the balance of 2005 ( the “2005 Lawcorp Reduced Fee Amount”). Accordingly, the semi-monthly payment of the Retainer Fee will be reduced from $8,800Cdn to $7,040Cdn (plus applicable taxes to be collected by LawCorp);

2.	Effective December 31, 2005, paragraph 7.5 of the Consulting Agreement shall be amended to provide that if the Company terminates the Consulting Agreement without “cause”, as defined herein, then the termination payment referred to in the Consulting Agreement shall be reduced to a lump sum payment of $150,000 US (plus applicable taxes to be collected by LawCorp) and the issuance of 100,000 stock options of the Company at an exercise price of $1.00 US per share, with such stock options having an exercise term of one year from the date of any such termination of LawCorp (collectively the “LawCorp Termination Compensation”); and

3.	Paragraph 7.2 of the Consulting Agreement shall be amended to provide that “cause”, as referred to in paragraph 2 of this Letter Agreement, shall mean the occurrence of any one or more of the following events (i.e. in order to constitute an “Event of Termination”, as referred to in the Consulting Agreement):

(a)	the commission by Lawcorp or any of its employees of any material fraudulent act in performing any of its obligations under the Consulting Agreement or any material, deliberate misrepresentation to the Company;

(b)	the death or permanent disability of any of Lawcorp’s employees whom the Company and Lawcorp rely upon for their specialized and particular knowledge and skills concerning the business of the Company; and

(c)	a fundamental breach by Lawcorp of its duties and obligations under the Consulting Agreement.

Notwithstanding paragraph 1 referred to above, if the Company achieves the 2005 Budgeted Targets, as defined in the Agreement for the fiscal year ended December 31, 2005, then the Company agrees that:

(ii)	LawCorp shall receive a bonus equal to the 2005 LawCorp Reduced Fee Amount, as defined herein, plus an amount equal to 20% of its annual pre-amended Retainer Fee (collectively the “Bonus”) and such Bonus shall be paid to LawCorp on or before March 31, 2006; and

(iii)	The Company shall continue with the engagement of LawCorp on a guaranteed basis for 2006 and in accordance with the terms of the Consulting Agreement, including the payment of the Retainer Fee at its pre-amended rate, and if the Company terminates the Consulting Agreement with Lawcorp without cause prior to December 31, 2006, then the Company shall immediately pay LawCorp an amount equal to the LawCorp Termination Compensation, referred to in paragraph 2 above, plus the balance of any Retainer Fees (plus applicable taxes to be collected by LawCorp) due for any remaining portion of 2006.

Kindly acknowledge your agreement with the terms of this Letter Agreement by signing where indicated below.

Yours very truly,

CLEARLY CANADIAN BEVERAGE CORPORATION

/s/ Douglas L. Mason Douglas L. Mason President and Chief Executive Officer

The above terms are hereby agreed to
as of the 5th day of May, 2005

Bruce E. Morley Law Corporation

/s/ Bruce E. Morley

Bruce E. Morley, authorized signatory